UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2017

Commission File Number:

IMMURON LIMITED
(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IMMURON LIMITED

EXPLANATORY NOTE

The following exhibits are attached to this report on Form 6-K:

Exhibit 99.1 -	Immuron Limited (the “Company”) published a public announcement that was filed with the Australian Securities Exchange on August 15, 2017 announcing: Immuron Commences US Non-Deal Institutional Investor Roadshow and Slide Deck Presentation “Public Release”.

Exhibit 99.2 -	Appendix 3Y – Change of Director’s Interest Notice for recent share purchase by Director Peter Anastasiou “Notice”.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description

99.1 99.2	August 15,2017 - Immuron Commences US Non-Deal Institutional Investor Roadshow August 15, 2017 - Appendix 3Y – Change of Director’s Interest Notice (PA)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: August 15, 2017	By:	/s/ Peter Vaughan
Peter Vaughan Joint Chief Financial Officer